FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CHIC BY H.I.S, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


      Delaware                                               13-3494627
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(State of incorporation                                      (I.R.S. Employer
or organization)                                             Identification No.)

   1372 Broadway
   New York, New York                                      10018
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(Address of principal executive offices)                 (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


             Title of each class                  Name of each exchange on which
             to be so registered                  each class is to be registered
             -------------------                  ------------------------------
             Rights to Purchase                   New York Stock Exchange
             Series A Preferred
             Stock

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


        Securities to be registered pursuant to Section 12(g) of the Act:


                                      None

                                     Page 1
                       This documents consists of 8 pages.
           The exhibit index is contained on page 8 of this document.



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Item 1.     Description of Registrant's Securities to be Registered.
            -------------------------------------------------------

            On February 28, 1997 the Board of Directors (the "Board") of Chic by H.I.S, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share (a "Common Share"), of the Company to stockholders of record at the close of business on March 17, 1997 (the "Record Date"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $1.00 per share ("Series A Shares"), at a price of $30.00 (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

            Initially, no separate Right Certificates will be distributed. Until the earlier to occur of (a) 10 Business Days (or such later date as the Board may determine) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (b) 15 Business Days (or such later date as the Board may determine) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Separation Date"), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares. Any determination by the Board to postpone the Separation Date would require the concurrence of a majority of the Independent Directors (those members of the Board who are neither officers or employees of the Company or any of its subsidiaries nor Acquiring Persons or their Affiliates, Associates, nominees or representatives, and who either (a) were members of the Board before any person became an Acquiring Person or (b) are the successors of such members and were recommended for election by a majority of the Independent Directors then on the Board). The Rights Agreement excludes from the definition of "Acquiring Person" all persons who, on the date of the Rights Agreement, beneficially own 15% or more of the outstanding Common Shares (provided such persons do not subsequently acquire an additional 1% of the outstanding Common Shares other than by exercise of options or warrants held by such persons on the date of the Rights Agreement), as well as persons who become the beneficial owner of 15% or more of the outstanding Common Shares in a transaction approved in advance by a majority of the Independent Directors.

            The Rights Agreement provides that, until the Separation Date, the Rights will be transferred with, and only with, Common Share certificates. From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares

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represented by such certificates. As soon as practicable following the
Separation Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Separation Date and will expire on March 17, 2007, unless earlier redeemed by the Company as described below.

            In the event that a person (other than the Company and its affiliates) becomes the beneficial owner of 20% or more of the then outstanding Common Shares or, at any time following the Separation Date, (a) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Shares are not changed or exchanged, (b) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or
(c) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1%, the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise, Common Shares having a value equal to two times the exercise price of the Right. The Rights Agreement permits the Board, in lieu of issuing Common Shares upon payment of the Purchase Price, to elect to distribute to holders of Rights any combination of Common Shares, cash, other assets and/or other shares or securities of the Company or any subsidiary of the Company, and in such connection to reduce the Purchase Price, so that each Rights holder receives, upon exercise of a Right, a total package equal in value to (i) two times the Purchase Price less (ii) the amount of the reduction in the Purchase Price, if any. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            Notwithstanding anything herein to the contrary, following the occurrence of any of the events set forth in the immediately preceding paragraph of this Summary, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

            In the event that, at any time following the first date of public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become such (the "Shares Acquisition Date"), (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged or (c) 50% or more of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common shares of the acquiring company having a value equal to two times the exercise price of the Right.


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            The Board may, at its option, at any time after the right of the
Board to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person and Affiliates and Associates of the Acquiring Person) for Common Shares or Common Share equivalents at a ratio of one Common Share or one Common Share equivalent per Right, as adjusted; provided, however, that such Right cannot be exercised once a Person, together with such Person's Affiliates and Associates, becomes the owner of 50% or more of the outstanding Common Shares. If the Board authorizes such an exchange, the Rights will immediately cease to be exercisable.

            The Purchase Price payable, and the number of Series A Shares or other shares, securities or assets issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (b) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares at less than the current market price of the Series A Shares or (c) upon the distribution to holders of the Series A Shares of debt securi ties or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-hundredth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price of the Series A Shares on the last trading date prior to the date of exercise.

            At any time after the date of the Rights Agreement until ten (10) Business Days (or such later date as the Board, with the concurrence of a majority of the Independent Directors, may determine) following the Shares Acquisition Date, the Board, with the concurrence of a majority of the Independent Directors, may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"). Thereafter, the Board may only redeem the Rights in certain specified circumstances, including in connection with certain events not involving an Acquiring Person or an Affiliate or Associate of an Acquiring Person. In addition, the Company's right of redemption may be reinstated if (a) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding Common Shares in a transaction or series of transactions not involving the Company and (b) there is at such time no other Acquiring Person. The Rights Agreement may also be amended, as described below, to extend the period of redemption. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will no longer be exercisable, except upon the occurrence of certain events that have the effect of deferring the effective time of the redemption. In general, thereafter the only right of the holders of Rights will be to receive the Redemption Price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive

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dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) or for common shares of the Acquiring Person as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board with the concurrence of a majority of the Independent Directors or by special approval of the stockholders of the Company prior to the Separation Date. Thereafter, the period during which the Rights may be redeemed may be extended and other provisions of the Rights Agreement may be amended by action of the Board, with the concurrence of a majority of the Independent Directors, or by special approval of the stockholders of the Company; provided, however, that (a) such amendment will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) and (b) no amendment shall be made at such time as the Rights are no longer redeemable (except for the possibility of the right of redemption being reinstated as described above).

            A copy of the Rights Agreement specifying the terms of the Rights (including the following Exhibits: (A) the Certificate of Designation with respect to Series A Preferred Stock, specifying the terms of the Series A Shares, (B) the form of the Right Certificate and (C) the Summary of Rights to Purchase Series A Shares) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights and the Series A Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.



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Item 2.     Exhibits.
            --------

            The following exhibits are filed as part of this Registration Statement on Form 8-A:

            1 Rights Agreement, dated as of February 28, 1997, between the Company and Continental Stock Transfer & Trust Company, which includes the Certificate of Designation in respect of the Series A Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).



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                                  SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                   CHIC BY H.I.S, INC.
                                   (Registrant)



Date:  May 8, 1997                 By /s/ Burton M. Rosenberg
                                      --------------------------------------
                                      Burton M. Rosenberg
                                      Chairman and Chief Executive Officer




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                               INDEX TO EXHIBITS



                                                                Sequentially
      Exhibit                                                     Numbered
      Number                        Exhibit                          Page
      ------                        -------                          ----

         1          Rights Agreement, dated as of
                    February 28, 1997, between the Company
                    and Continental Stock Transfer & Trust
                    Company, which includes the Certificate
                    of Designation in respect of the Series A
                    Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).



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